Securities and Exchange Commission
                             Washington, D.C. 20549

                          ----------------------------


                                    FORM 11-K


                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the fiscal year ended December 31, 1998

                                       OR

( ) Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

      For the transition period from _____ to _____


      Commission file Number 1-11806

          A. Full title of plan and the address of plan, if different from that of the issuer named below:

                  THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                  ETHAN ALLEN INTERIORS INC.
                  ETHAN ALLEN DRIVE
                  DANBURY, CT  06811

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN


                       Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN




                                Table of Contents


                                                                            Page
                                                                            ----

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits,
    December 31, 1999 and 1998                                                2

Statements of Changes in Net Assets Available for Plan Benefits,
    Years Ended December 31, 1999                                             3

Notes to Financial Statements                                                 4

Schedules:

    Schedule of Assets Held for Investment Purposes - Schedule 1             11





All other schedules have been omitted since they are not applicable.

                          Independent Auditors' Report


Ethan Allen Retirement Committee and Participants
The Ethan Allen Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP



May 23, 2000

                                THE ETHAN ALLEN
                             RETIREMENT SAVING PLAN

              Statement of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                                                                    1999             1998
                                                                -------------   ------------
Assets:
    Investments, at fair value                                  $ 140,140,707   $ 91,013,953
    Investments, at contract value                                          -     19,592,689
    Participant loans                                               4,375,076      3,054,477
                                                                -------------   ------------

            Total investments                                     144,515,783    113,661,119

    Employer contributions receivable                               2,843,785      2,615,548
    Employee contributions receivable                                 315,932        144,934
                                                                -------------   ------------

            Total assets                                          147,675,500    116,421,601

Liabilities:
    Refunds payable for excess contributions                           18,062         27,665
                                                                -------------   ------------


            Net assets available for plan benefits              $147,657,438    $116,393,936
                                                                ============    ============



See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1999


                                                                1999
                                                         -----------------

Additions to net assets:
    Net appreciation
        in fair value of investments                     $      22,798,260
    Interest income                                                796,791
    Dividend income                                              5,877,666
                                                         ------------------
         Net investment income                                  29,472,717
                                                         ------------------

    Contributions:
        Employer contributions                                   2,853,970
        Employee contributions                                   9,722,734
                                                         -----------------
        Total contributions                                     12,576,704
                                                         -----------------


    Other receipts:
        Transfers from other plans                                  62,405
                                                         -----------------

        Total additions                                          4,211,826
                                                         -----------------

Deductions from net assets:
    Distributions to participants                              (10,795,170)
    Administrative expenses                                        (53,154)
                                                         -----------------
        Total deductions                                        10,848,324
                                                         -----------------

Net transfers between funds                                              -
                                                         -----------------

        Net increase                                            31,263,502

Net assets available for plan benefits:
    Beginning of year                                          116,393,936
                                                         -----------------

    End of year                                          $     147,657,438
                                                         =================


See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)    Plan Description

       The Ethan Allen Retirement Savings Plan (the "Plan") is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the "Company").

       The following brief description is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       General

       The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the "Retirement Program") into the Ethan Allen 401(k) Employee Savings Plan (the "401(k) Plan"). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants' accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

       The Plan is offered to substantially all employees of the Company who have completed 1,000 hours of service during their first year of employment or subsequent plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions and Vesting

       Participants may contribute from 1% to 15% of their compensation (as defined in the Plan) up to a limit of $10,000 in 1999 (tax-deferred contribution) to the 401(k) portion of the plan. The Company may, at its discretion, make a matching contribution on behalf of each participant, provided the matching contribution does not exceed the lesser of (a) 50% of the participant's contribution or (b) $1,000 per participant per plan year. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 15% of their compensation. The participant's tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 15% of their compensation.

       Employer contributions, if any, to the profit sharing portion of the Plan, on behalf of each participant are determined by the Board of Directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant's account in any year is the lesser of (i) $30,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue
       Code) or (ii) 25% of the participant's compensation for that Plan year, reduced by any other contributions on the participant's behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 1999 and 1998.

       Participant contributions, employer 401(k) contributions and profit sharing contributions are 100% vested immediately.

                                      -4-                            (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       During 1999 and 1998, certain participants contributed $18,062 and $27,665, respectively, in excess of the allowable qualified contribution. The excess contribution amounts are reflected as a Plan liability at December 31, 1999 and 1998. The excess contributions were refunded in the subsequent year within the penalty free deadline.

       Investment of Funds

       During 1999 and 1998, the amounts contributed to the Plan were invested in one of the following commingled funds at the direction of the participants. A brief description of the funds is as follows:

                Benham Preservation Fund - The Benham Preservation Fund invests primarily in fully benefit-responsive guaranteed investment contracts issued by major financial institutions, including banks and life insurance companies. The fund is managed by SEI Trust Company, Benham Management Corporation and Dwight Asset Management Company. Participation in the Benham Preservation Fund terminated for employees on June 1, 1999. On that date, all assets of the Benham Preservation Fund were transferred into the American Century Stable Asset Fund.

                American Century Stable Asset Fund - The Stable Asset Fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. The fund is managed by SEI Trust Company and Dwight Asset Management Company.

                American Century Select Investors Fund - The Select Investors Fund invests in common stocks considered by fund managers to have a better than average prospect for appreciation. In addition, 80% of the fund's stock investments must have a record of paying or have committed to paying regular dividends.

                American Century Ultra Investors Fund - The Ultra Investors Fund
                invests   in  medium   to   large-sized   companies   that  show
                accelerating growth and earnings.

                American Century International Equity Fund - The International Equity Fund invests in common stocks of foreign companies considered to have better than average prospects for appreciation.

                Ethan Allen Restricted/Unrestricted Stock Funds - At December 31, 1999 and 1998, the Plan held 478,566 and 517,572, respectively, restricted shares of common stock, and 332,556 and 356,397, respectively, unrestricted shares of common stock of the Company. All of the restricted shares are subject to proxies granted to Mr. Kathwari, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, which expire on the earlier of Mr. Kathwari's termination of employment with the Company or March 22, 2003, and 434,476 of these shares are restricted from being sold by the Plan, other than to the Company, in accordance with applicable securities laws. Additionally, the Ethan Allen Restricted Stock Fund restricts participants from transferring their balances in this fund to other funds of the Plan. Withdrawing participants have the option of receiving a distribution from the Ethan Allen Restricted Stock Fund in shares of Ethan Allen Interiors Inc. stock or cash. No such restrictions exist on investments in the Ethan Allen Unrestricted Stock Fund.

                                      -5-                            (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



                Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $32.06 and $27.33 per share at December 31, 1999 and 1998, respectively. At May 23, 2000, the closing price of Ethan Allen Interiors Inc. common stock was $25.69 per share.

                All share and per share amounts have been adjusted to reflect a 3 for 2 stock split effected on May 21, 1999.

                American Century Strategic Allocation Conservative Fund - The Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds and money market securities with an emphasis on quality bonds and money market securities over stocks. The Fund's targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

                American Century Strategic Allocation Moderate Fund - The Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 60% stocks, 30% bonds and 10% money market securities.

                American Century Strategic Allocation Aggressive Fund - The Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 75% stocks, 20% bonds and 5% money market securities.

                Charles Schwab Personal Choice(R) Retirement Fund - The Personal Choice(R) Retirement Fund allows the investor to purchase mutual funds, stocks and bonds offered through Charles Schwab & Co., Inc. Participants must transfer a minimum of $2,500 from their current plan balance to elect this option. Participants may transfer up to a maximum of 50% of their fully vested balance.

                American Century Vista Investors Fund - The Vista Investors Fund invests in common stocks of growing small- to medium-sized companies considered to have better than average prospects for appreciation.

                American Century Value Fund - The Value Fund invests primarily in equity securities of well established companies that appear to be undervalued at the time of purchase.

       Loans

       The Loan Fund is a non-contributory fund used to account for and administer loans to participants. Each participant may apply to the Plan administrator for a loan against the 401(k) portion of that participant's account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant's account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant's termination of service.

       Loans are processed the first day of each month. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month's close plus 1%. The Prime Rate during 1999 and 1998 ranged from 7.75% to 8.50%, respectively.


                                      -6-                            (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       Participants' Accounts

       A separate account is maintained for each participant. Net investment income (loss) is allocated daily to each participant's account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions are allocated to each participant based on each participant's compensation to total compensation of all participants during the year. In 1999 and 1998, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Plan sponsor.

       Distributions and Withdrawals

       Participants may elect to receive their benefits when they reach 59-1/2, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants.

       An employee may withdraw any or all of his after tax 401(k) contribution ($250 minimum) at any time; early withdrawal of before tax and Company match 401(k) contributions may only be made by a participant upon attaining the age 59-1/2 or because of serious financial hardship, subject to limitations.

       In no event shall distributions commence later than sixty days after the close of the Plan Year in which the latest of the following events occurs: the participant's attainment of age 59-1/2; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant's termination date. These provisions notwithstanding, participants must commence distributions from the Plan within a year of attaining the age of 71.


(2)    Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Valuation of Investments Held in Trust

       Under the terms of a trust agreement between Chase Manhattan Bank, N.A. (the "Trustee") and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value. Purchases and sales of securities are recorded on a trade-date basis.

       Contract  value  equals  the  principal  of  investments  in  the  Benham
       Preservation Fund plus accrued interest at the contract rate, less withdrawals, as reported by SEI Trust Company ("SEI"), the manager of the Benham Preservation Fund. SEI has established procedures to value the investment contracts of the Benham Preservation Fund in good faith. These procedures include a review of information provided by investment managers relating to each investment's contract value relative to its issuing entity's financial strength, current financial ratings, current interest rates, and a comparative review of

                                      -7-                            (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       similar investment vehicles. SEI also provides audited financial statements of the Benham Preservation Fund that coincide with the Plan's year-end. In these financial statements, SEI has determined that contract value approximates fair value. The investment contracts of the Benham Preservation Fund bear interest rates between 5.60% and 8.54% as of December 31, 1998. In addition to investment contracts, the Benham Preservation Fund had approximately 37% of its total net assets invested in the SEI Stable Asset Fund. The average yield for the Benham Preservation Fund was approximately 5.5% in 1998. Participation in the Benham Preservation Fund terminated for employees on June 1, 1999. On that date, all assets of the Benham Preservation Fund were transferred into the American Century Stable Asset Fund.

       Loans to participants are valued at face value that approximates fair value.


(3)    Investments

       The following table presents the Plan's investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1999 and 1998.



                                                                               1999              1998
                                                                            -----------      ------------
       Investments at fair value as determined by quoted market price:
             Mutual funds:
                American Century Select Investors Fund                      $31,021,657      $24,649,934
                American Century Ultra Investors Fund                        29,752,664       19,740,597
                American Century International Equity Fund                    8,101,896        4,870,262
                American Century Strategic Allocation
                    Moderate Fund                                             9,104,635        7,720,362

       Common stock:
         Ethan Allen Interiors, Inc. - Restricted                            15,349,355       14,147,493
         Ethan Allen Interiors, Inc. - Unrestricted                          10,663,086        9,746,479

       Collective trust:
         American Century Stable Assets Fund                                 20,259,314                -
       Investment at contract value, as determined by issuer:
             Investment contracts:
                Benham Preservation Fund                                              -       19,592,689



                                      -8-                            (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(4)    Certain Significant Risks and Uncertainties

       The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.


(5)    Obligation for Plan Benefits

       Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100 percent of the current value of their vested account.


(6)    Parties in Interest

       Certain Plan investments are shares of mutual funds managed by J.P. Morgan American Century. J.P. Morgan American Century is the recordkeeper as defined by the Plan, and therefore, transactions involving these mutual funds qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service amounted to $53,154 for the year ended December 31, 1999.


(7)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(8)    Tax Status

       The Company has received a determination letter from the Internal Revenue Service dated May 2, 1996 stating that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan continues to be administered in accordance with the applicable sections of the Internal Revenue Code.


(9)    Reconciliation of Financial Statements to Form 5500

       Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $83,526 and $42,590 at December 31, 1999 and 1998, respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service.


                                      -9-                            (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       The following is a reconciliation of net assets available for benefits reported in these financial statements and on the Form 5500:

                                                             December 31, 1999     December 31,1998
                                                             -----------------     ----------------
         Net assets available for benefits per the
            financial statements                             $147,657,438          $116,393,936

         Benefits payable to participants                         (83,526)              (42,590)
                                                             ------------          ------------

         Net assets available for benefits per the
            Form 5500                                        $147,573,912          $116,351,346
                                                             ============          ============


       The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:

                                                                 Year ended
                                                              December 31, 1999
                                                              -----------------

       Benefits paid to participants per the
          financial statements                                $   10,795,170

       Add:  Benefits payable to participants at
          year-end                                                    83,526

       Less:  Benefits payable to participants at
          previous year-end                                          (42,590)
                                                              --------------

       Benefits paid to participants per the
          Form 5500                                           $   10,836,106
                                                              ==============


       Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end, but not yet paid as of that date.


(10)   Subsequent Events

       The Company amended the Plan effective January 1, 2000. The Company now matches $1.00 for $1.00 on the first $500 of before-tax contributions and then $0.50 on the dollar up to $1,000. Participants are now able to contribute 20% of their compensation to the Plan, an increase from 15% in 1999. Participants were able to contribute 20% of their compensation to the Plan from 15%. Employees are also eligible to participate in the Plan after three consecutive months of service regardless of hours worked.

                                                                      Schedule 1
                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                               December 31, 1999

                                                                     Description of investment including
             Identity of issue, borrower,                              maturity date, rate of interest,
                lessor or similar party                               collateral, par, of maturity value               Current value
--------------------------------------------------------       --------------------------------------------------      -------------

*American Century Stable Asset Fund                            Collective Trust                                         $20,259,314

*American Century Select Investors Fund                        Mutual fund                                               31,021,657

*American Century Ultra Investors Fund                         Mutual fund                                               29,752,664

*American Century International Equity Fund                    Mutual fund                                                8,101,896

* Ethan Allen Interiors, Inc.                                  Restricted Common Stock                                   15,349,355

*Ethan Allen Interiors, Inc.                                   Unrestricted Common Stock                                 10,663,086

*American Century Strategic Allocation Conservative Fund       Mutual fund                                                1,649,743

*American Century Strategic Allocation Moderate Fund           Mutual fund                                                9,104,635

*American Century Strategic Allocation Aggressive Fund         Mutual fund                                                3,766,961

*American Century Vista Investors Fund                         Mutual fund                                                5,545,574

*American Century Value Fund                                   Mutual fund                                                3,565,287

Charles Schwab Personal Choice(R) Retirement Fund assets       Common stocks                                              1,360,535

*  Participant loans                                           Loans made to Plan participants at prime plus 1%           4,375,076
                                                                                                                       ------------

    Total investments                                                                                                  $144,515,783
                                                                                                                       ============



* Denotes a party-in-interest to the Plan.


See accompanying independent auditors' report.


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